

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2024

Andrew Silvernail
Chief Executive Officer
International Paper Co.
6400 Poplar Avenue
Memphis, Tennessee 38197

> **Re: International Paper Co.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 23, 2024**
> **File No. 001-03157**

Dear Andrew Silvernail:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Manufacturing

cc: Lorenzo Corte